Nasdaq: AUTL AUTO1 and AUTO3 Data Update - ASH 2020 December 2020 December 2019 Nasdaq: AUTL Exhibit 99.3

Disclaimer These slides and the accompanying oral presentation contain forward-looking statements within the meaning of the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995, including statements about the safety, therapeutic potential and commercial opportunity of AUTO1 and AUTO3 and the future clinical development of AUTO1 and AUTO3 including progress, expectations as to the reporting of data, conduct and timing; the Company's plans to develop and commercialize its other product candidates and next generation programs including statements regarding the timing of initiation, completion of enrollment and availability of data from the Company’s current preclinical studies and clinical trials; the Company’s commercialization, marketing and manufacturing capabilities and strategy; and the impact of the ongoing COVID-19 pandemic on the Company’s operations and clinical trials. All statements other than statements of historical fact contained in this presentation, including statements regarding the Company’s future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. These statements involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to differ materially from any future results expressed or implied by any forward-looking statements include the risks described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, as amended, as well as those set forth from time to time in the Company’s subsequent SEC filings, available at www.sec.gov. All information contained herein is as of the date of the presentation, and the Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this presentation. Certain data in this presentation was obtained from various external sources. Such data speak only as of the date referenced in this presentation and neither the Company nor its affiliates, advisors or representatives make any representation as to the accuracy or completeness of that data or undertake to update such data after the date of this presentation. Such data involve risks and uncertainties and are subject to change based on various factors.

Agenda Welcome and Introduction: Dr. Christian Itin, Chairman and CEO AUTO3 Data Review: Dr. Robert Chen, Executive Director, AUTO3 Program Lead Commercial Opportunity in DLBCL : Brent Rice, Vice President, Chief Commercial Officer AUTO1 Data Review: Dr. Nushmia Khokhar, Head of Clinical Development Commercial Opportunity in Adult ALL: Brent Rice, Vice President, Chief Commercial Officer Summary: Dr. Christian Itin, Chairman and CEO Q&A: Dr. Christian Itin, Dr. Martin Pule (CSO), Andrew Oakley (CFO), Dr. Nushmia Khokhar, Dr. Robert Chen, Brent Rice

Welcome and introduction Dr. Christian Itin Chairman and CEO

Broad expertise in CAR T therapy development and market access



Dr. Christian Itin
Chairman & CEO
Previously CEO of Micromet; led development of Blincyto®, the first FDA-approved redirected T cell therapy



Dr. Martin Pule
Founder & SVP, CSO
Founder of Autolus; World leading expert in the development of CAR T cell therapies; Clinical senior lecturer & hon. consultant at UCL; Fulbright at Baylor



Andrew Oakley
CFO
17+ years experience as public company CFO in bio-pharma sector; more than 10 years at Actelion



Dr. Nushmia Khokhar
SVP, Head of Clinical Development
Board certified oncologist, lead several successful registration trials within industry including global daratumumab program at Janssen Oncology



Dr. Robert Chen
Executive Director, Clinical Development
Previously Associate Professor at City of Hope Medical Center and Associate Director of the Toni Stephenson Lymphoma Center. Authored 100+ peer reviewed publications and abstracts



Brent Rice
VP, Chief Commercial Officer
25 years biotech/pharma experience; previously at Juno Therapeutics; 18 years at Amgen

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Safety data supports feasibility of outpatient administration AUTO3 was observed to be well tolerated, with low rates of cytokine release syndrome (CRS) and neurotoxicity (NT) reported No prophylactic measures of any kind have been used to manage patients in this study Manageability in the outpatient cohort appears promising High complete response rates CR rate was 55% for patients receiving ≥ 150 x 106 cells and pre-conditioning with pembrolizumab at Day -1 Subsequent analysis indicates that at a dose of 450 x 106 cells, CRR is 73% 73% patients experiencing a CR, across all cohorts, were without disease progression (median follow up 4 months) None of the five patients who achieved a CR in the cohort receiving three doses of pembrolizumab had disease progression We expect to update on next steps for AUTO3 in Q1 2021 AUTO3 continues to show differentiated product profile   Data cut-off date October 30, 2020

High level of sustained CRs, achieved without subsequent stem cell transplant Durability of remissions highly encouraging Across all treated patients, event free survival (EFS) at six and 12 months is 69% and 52%, respectively AUTO1 remains well tolerated, despite patients having high disease burden and being heavily pre-treated No patients experienced ≥ Grade 3 cytokine release syndrome (CRS) as of data cut-off date Phase 1b/2 potential pivotal study underway, expect full data in 2022 Escalating COVID-19 pandemic is continuing to impact study conduct Adult ALL represents a sizeable market opportunity which requires limited commercial footprint AUTO1 has potential for transformational outcomes in adult ALL   Data cut-off date November 12, 2020

* American Society of Hematology – December 2020 Data Review Dr. Robert Chen Executive Director, AUTO3 Program Lead Phase 1/2 study of AUTO3, the first bicistronic chimeric antigen receptor (CAR) targeting CD19 and CD22, followed by an anti-PD1 in patients with relapsed/refractory (r/r) Diffuse Large B Cell Lymphoma (DLBCL): Results of Safety Cohorts of the ALEXANDER study*

Improving CAR T Cell Immunotherapy In DLBCL

Dual targeting CAR & prevention of CAR T cell inhibition

- CD19 CARs are active in r/r DLBCL
- However unmet need remains with CD19 CAR T cell therapy
  - 29-37% durable CRR in DLBCL[1,2]
  - The potential causes for relapse include:
    - PD-L1 upregulation[3] which contributes to CAR T exhaustion
    - CD19 antigen loss[4]
  - Rate of severe (grade ≥3) cytokine release syndrome (CRS 13-22%) and neurotoxicity (NT 12-28%)[2,4]
- Simultaneous targeting of CD19 and CD22 may reduce the probability of relapse due to antigen loss
- PD1/PDL1 mediated CAR T cell inhibition may be prevented by adding pembrolizumab to the preconditioning regimen

Activated T-cells Upregulate PD1



PD1^{+} (%)
100
80
60
40
20
0
*
**
Mock
CAR
Mock
CAR
Unstimulated
Stimulated

[1] Locke F et al Lancet Oncol 2019
[2] Schuster S et al NEJM 2019
[3] Neelapu S et al ASCO 2018
[4] Neelapu S et al NEJM 2017

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AUTO3: First CD19 and CD22 Targeting Bicistronic CAR

Gamma Retroviral-Based Vector with RD114 Pseudotype

- Dual antigen targeting
- Two independent CARs delivered in single retroviral vector
- Humanized binders
- CD22 CAR with novel pentameric spacer
- OX40/41BB costimulatory domains designed to improve persistence
- Independently target CD19 and CD22



aCD19 scFV
CD8aSTK
-S-S-
-S-S-
OX40
TCRz
aCD22 scFV
COMP
PLASMA MEMBRANE
41BB
TCRz
aCD19CAR
aCD22CAR

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Alexander Study Design AUTO3-DB1, single-arm, open-label, multi-center, Phase 1/2 study Cohort 1 Cohort 2 Phase II Phase I Dose in x106 CD19/CD22 CAR T Cells 50 50 150 450 900 450 900 Dose Escalation Cohort Outpatient Cohort 150-450 RP2D @RP2D (Efficacy Cohort) DLBCL NOS, high grade B cell lymphoma, tDLBCL from FL, > 2prior lines Primary mediastinal, tDLBCL from other iNHL, > 2prior lines Preconditioning: Flu/Cy Flu/Cy + Pembro day 14 x 3 doses Flu/Cy + Pembro day -1 x 1 dose

Phase 1 Outpatient Expansion Cohort Subjects who do not have caregiver support (in line with institutional outpatient transplant guidelines) for outpatient/ambulatory care setting Subjects who are staying greater than 60 minutes (or whatever is permissible per institutional outpatient transplant guidelines) from the clinical trial site at the time of treatment Monitored for at least 10 days in an outpatient/ambulatory care setting During the 10 days following AUTO3 infusion, monitored at a minimum every 2 to 3 days. Recommended for the patient to have a daily verbal communication with qualified nurse/medical personnel (phone call) Monitoring Inclusion / Exclusion

Baseline Patient Characteristics: All Patients Baseline Patient Characteristics N=49 Age, median (min-max) 59 (27-83) Gender, n Male, Female 29, 20 Current Histology, n DLBCL NOS tDLBCL High Grade B Cell Lymphoma Primary Mediastinal Large B Cell Lymphoma 34 (69%) 11 (22%) 3 (6%) 1 (2%) Molecular Risk, n (%) High Risk Triple HIT Double HIT Double Expressor No High Risk Unknown/Not Done 27 (55%) -5 -14 - 8 13 (27%) 9 (18%) Disease Stage, n (%) II III IV 4 (8%) 10 (20%) 35 (71%) Relapsed/Refractory, n (%) Refractory Relapsed Relapsed and Refractory 11 (22%) 14 (29%) 24 (49%) No. Prior Therapies, median (min-max) 3 (1-11) Prior ASCT, n (%) 15 (31%) SPD, median (min-max) 18.5 cm (2.1 – 260.8)

Treatment Emergent Adverse Events ≥ 25% and SAE ≥ 5% Majority of ≥ Grade 3 AEs are haematological Two patients had death possibly related to AUTO3. One in the setting of disease progression and multiorgan failure and other due to infection in a patient with secondary HLH AEs (Total N = 49) All Grades n (%) ≥ Grades 3 n (%) Neutropenia 29 (59%) 28 (57%) Anaemia 25 (51%) 20 (41%) Thrombocytopenia 23 (47%) 18 (37%) Cytokine release syndrome 17 (35%) 1 (2%) Fever 13 (27%) 0 Infections 13 (27%) 8 (16%) SAEs (Total N = 49) All Grades n (%) ≥ Grades 3 n (%) Cytokine release syndrome 6 (12%) 1 (2%) Fever 5 (10%) 0 Infections 4 (8%) 4 (8%) Febrile neutropenia 3 (6%) 3 (6%) Data Cut-off Date: 30-Oct-2020

Safety by Cohort 50 x106 AUTO3 no pem (N=4) 50 x106 AUTO3 D14 pem (N=3) 150-450 x106 AUTO3 D14 pem (N=8) 150-450 x106 AUTO3 D-1 pem Inpt (N=17) 150-450 x106 AUTO3 D-1 pem Outpt (N=17) Total (N=49) Safety CRS All Grades 1 0 4 5 7 17 (35%) CRS ≥ Grade 3 0 0* 0 0 1 1 (2%) NTX All Grades 1 0 0 1 1 3 (6%) NTX ≥ Grade 3 1 0 0 0 1 2 (4%) CRS grading as ASCT/ASBMT (Lee et al 2019) Data Cut-off Date: 30-Oct-2020 * 1 patient who had no CRS with primary infusion, developed G3 CRS (severe hypoxia) with re-treatment 1 year later which happened in a setting of no CAR T expansion and significant disease burden in lung that had been treated with radiation

Cytokine Release Syndrome (CRS) No prophylactic measures of any kind Median time to CRS 2 days (1-36), Median duration 3 days (1-19) Eight patients received tocilizumab (16%) No patients received steroids CRS grading as ASCT/ASBMT (Lee et al 2019) Data Cut-off Date: 30-Oct-2020 Low rates of CRS Total (N=49) 50 x 106 AUTO3 (N=7) 150 x 106 AUTO3 (N=16) 300 x 106 AUTO3 (N=10) 450 x 106 AUTO3 (N=16) All Grades 17 (35%) 1 (14%) 4 (25%) 2 (20%) 10 (63%) Grade 1 10 (20%) 1 (14%) 2 (13%) 2 (20%) 5 (31%) Grade 2 6 (12%) 0 1 (6%) 0 5 (31%) ≥ Grade 3 1 (2%) 0* 1 (6%) 0 0 * 1 patient who had no CRS with primary infusion, developed G3 CRS (severe hypoxia) with re-treatment 1 year later which happened in a setting of no CAR T expansion and significant disease burden in lung that had been treated with radiation

Neurotoxicity (NT/ICANS) No prophylactic measures of any kind No NT of any grade in patients that achieved CR All NT atypical in context of tumor progression with zero to minimal CAR T expansion in peripheral blood 1st case of NT (G3): Day 53. Duration 5 days (G2). The same symptoms of facial/muscle weakness occurred > 10 years ago without specific diagnosis. Resolved. 2nd case of NT (G2): Day 21. Duration 6 days. AMS* associated with sepsis and narcotic. Resolved. 3rd case of NT (G4): Day 10. Encephalopathy associated with sepsis, hyponatremia, metabolic acidosis, and multiorgan failure. Patient died of disease progression and multiorgan failure * Altered Mental Status Data Cut-off Date: 30-Oct-2020 Low rates of NT Total (N=49) 50 x 106 AUTO3 (N=7) 150 x 106 AUTO3 (N=16) 300 x 106 AUTO3 (N=10) 450 x 106 AUTO3 (N=16) All Grades 3 (6%) 1 (14%) 2 (13%) 0 0 ≥ Grade 3 2 (4%) 1 (14%) 1 (6%) 0 0

Efficacy Data by Cohort 50 x106 AUTO3 no pem (N=4) 50 x106 AUTO3 D14 pem (N=3) 150-450 x106 AUTO3 D14 pem (N=8) 150-450 x106 AUTO3 D-1 pem Inpt (N=17) 150-450 x106 AUTO3 D-1 pem Outpt (N=17) Total (N=49) N Evaluable* 4 2 8 15 14 43 ORR (CR+PR) 2 (50%) 2 (100%) 5 (63%) 10 (67%) 9 (64%) 28 (65%) CR 1 (25%) 1 (50%) 4 (50%) 9 (60%) 7 (50%) 22 (51%) PR 1 (25%) 1 (50%) 1 (13%) 1 (7%) 2 (14%) 6 (14%) 150-450 x 106, Day -1 pem (N=29 evaluable): ORR 66%, CRR 55% Evaluable = PET positive disease prior to start of pre-conditioning and infused at least 28 days prior to data Cut-off date Response evaluation per Lugano 2014 criteria ORR = Overall response rate; CR = Complete response; PR = Partial response; PD = Progressive disease Data Cut-off Date: 30-Oct-2020

Efficacy Data - Best Overall Responses Across all doses CRR of 51% (n=43) Doses ≥ 300 x 106, CRR of 62% (n=26) Doses ≥ 450 x 106, CRR of 73% (n=15) *Evaluable = PET positive disease prior to start of pre-conditioning and infused at least 28 days prior to data Cut-off date Data Cut-off Date: 30-Oct-2020 Complete responses observed at all doses Total (N=49) 50 x 106 AUTO3 (N=7) 150 x 106 AUTO3 (N=16) 300 x 106 AUTO3 (N=10) 450 x 106 AUTO3 (N=16) N Evaluable* 43 6 13 9 15 ORR 28 (65%) 4 (67%) 4 (31%) 7 (78%) 13 (87%) CR 22 (51%) 2 (33%) 4 (31%) 5 (56%) 11 (73%) PR 6 (14%) 2 (33%) 0 2 (22%) 2 (13%)

Disease Assessment of CR Patients Data Cut-off Date: 30-Oct-2020 16/22 (73%) without progression, median follow up of 4 months Time from AUTO3 infusion (months) 50-450 x106 D14, D35, D56 Pembro 3x Doses Pembro 150-450x106 D-1 Pembro 1x Dose Pembro 50 x106 No Pembro AUTO3 Dose, x106 450 150 300 450 300 450 300 300 450 300 150 450 450 450 450 450 450 450 150 150 50 50 CR PD Death in Response Pembro Dose

Cellular Kinetics by Best Overall Response Evaluable = PET positive disease prior to start of pre-conditioning, infused at least 28 days prior to data Cut-off date and with at least one sample providing evaluable cellular kinetic data Data Cut-off Date: 30-Oct-2020 CR/PR are associated with higher expansion and longer persistence 1000000 100000 10000 1000 100 Copies/ug DNA Baseline 30 60 90 120 150 180 Study Day CR/PR (N=28) SD/PD (N=13) Tmax (days) median (range) 11 (7 – 35) 12 (7 – 28) Cmax (copies/μg) Geo-mean (CV%) 6129 (175) 1841 (722) AUC0-28 (copies/μg day) Geo-mean (CV%) 54419 (199) 13731 (1275) Ongoing CAR T persistency observed at ≥ 18 months

AUTO3 Healthcare Utilizations in Outpatient Cohort 5 patients received AUTO3 outpatient but admitted (due to FN and CRS) Median duration of hospitalisation was 5 days (range 1-9 days) Data Cut-off Date: 30-Oct-2020 Outpatient infusion of AUTO3 is feasible 150-450 x106 AUTO3 D-1 pem Outpt (N=17) AUTO3 infusion inpatient 4 AUTO3 infusion outpatient 13 Admission post AUTO3 5 (38%) ICU admission 0

Conclusions AUTO3 has a tolerable and best-in-class safety profile: 35% CRS (2% ≥ Grade 3 CRS) with primary infusion  6% NT/ICANs* (4% ≥ Grade 3 NT/ICANs)   Patients that achieved CRs, where robust expansion was observed, no severe NT of any grade was seen All three cases of NT in setting of disease progression, very minimal / undetectable CAR-T cells in peripheral blood and with confounding factors  AUTO3 shows high rate of complete responses Overall CRR of 51% (N=43) Among patients receiving 450 x 106 AUTO3, CRR of 73% (N=15) Ongoing CR observed beyond 24 months Outpatient administration is feasible with low admission rate (38%) * Immune effector cell-associated neurotoxicity syndrome Data Cut-off Date: 30-Oct-2020   Phase I Cohorts, ALEXANDER study

Commercial Opportunity – DLBCL Brent Rice Vice President, Chief Commercial Officer, US

Outpatient Cohort reinforces AUTO3 feasibility in Outpatient Setting

AUTO3 has the potential to be a true outpatient therapy

US Site of Care Distribution 3L+ r/r DLBCL



20%
Approved Products
Inpatient
Outpatient
$4B Total Market*
50%
30%
AUTO3 Positioning
Academic Centers of Excellence (CoEs)
Non-Academic Hospitals
Community Oncology Clinics

Approved CD19 CAR T Products

- Patients receive approved products as inpatients in CoEs because of the high rate & severity of toxicities plus intensity of patient management
- Market opportunity limited to ~20% of patients

AUTO3

- Minimal toxicity management should allow treatment across all settings of care
- AUTO3 potentially grows the addressable market and maximizes reimbursement options compared to approved products
- >80% of 3L+ and 2L DLBCL patients treated outside of Academic CoEs

Source: US Retrospective Claims Analysis by Site of Distribution
*Autolus approximate estimates

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DLBCL: approved CAR T’s are unable to penetrate outpatient setting Creates significant opportunity for AUTO3 with potential to go where patients reside 97% of patients receive approved CAR Ts as inpatients in CoEs because of the high rate and severity of toxicities and the need for intensive patient management In the Outreach study*, 63% of patients treated with liso-cel in an outpatient setting required hospitalization AUTO3 is designed to have best-in-class safety profile potentially best suited for outpatient use Source: Komodo Health, ASCO 2020: 8037 * Initial results from the Outreach Study, ASH 2020 ** Neurological Events Percentage of patients who currently receive a CAR T in outpatient or inpatient setting

AUTO3 continues to deliver on promise for patients in outpatient setting Across all lines of DLBCL the vast majority of patients are treated outside of COEs Going where patients are treated could eliminate the challenges involved in establishing referral networks Clinical profile and potential for flexible reimbursement has AUTO3 poised to penetrate outpatient setting AUTO3 positioned to fully reach addressable 2L and 3L+ patient opportunity Differentiated product profile has potential for access to full market opportunity

* American Society of Hematology – December 2020 Data Review Dr. Nushmia Khokhar Head of Clinical Development ALLCAR19: Updated Data Using AUTO1, a Novel Fast-Off Rate CD19 CAR in Adult Relapsed/Refractory B-Acute Lymphoblastic Leukaemia*

Adult B-Acute Lymphoblastic Leukemia: Adult B-ALL prognosis is poor; long-term remission rates limited to 30-40% 50% of all adult patients will relapse, with 5-year OS 7% (Fielding et al., 2007) Currently the only curative option for r/r ALL is allo-SCT in CR2, but <50% achieve CR2 Blinatumomab and inotuzumab ozogamicin act as a bridge to allo-SCT (Topp et al. 2015; Kantarjian et al., 2019) CD19 CAR T can deliver excellent response rates but with considerable toxicity, particularly in elderly patients Current standard of care Currently available CARs: high affinity CD19 binders AUTO1: Lower affinity CD19 binder with fast off-rate* Physiological T-cell activation Reduced toxicity Improved engraftment Potential long-term persistence, to deliver sustained responses *Ghorashian S, Pule MA, Amrolia P et al. Nature Medicine 2019.

ALLCAR19 Study Design B-ALL arm ALLCAR19 (NCT02935257) Cy 60 mg/kg Registration Leucapheresis/Enrolment Pre-Conditioning AUTO1 Infusion 1st Disease Assessment Day-6 Day 0 * Day 28 Flu 30mg/m2 Day 9 ** Bridging Therapy as Necessary AUTO1 Manufacturing Safety & Efficacy Follow Up M24 EoS No G3-5 CRS/ICANS BM blasts >20% Day 0 Infuse 10 x 10 6 CD19 CAR T- cells Day 9 Infuse 400 x 10 6 CD19 CAR T- cells BM blasts ≤20% Day 0 Infuse 100 x 10 6 CD19 CAR T- cells Day 9 Infuse 310 x 10 6 CD19 CAR T- cells

ALLCAR19 Study:
Endpoints and eligibility

Primary Endpoints

- Grade 3-5 toxicity causally related to the ATIMP
- Feasibility of adequate leucapheresis & generation of AUTO1 CAR T-cells

Inclusion

- Age 16 to 65 years
- High risk or relapsed histologically confirmed CD19+ B-ALL following standard therapy requiring salvage in whom alternative therapies are deemed inappropriate by their treating physician

Secondary Endpoints

- Depth of response at 1 and 3 months post ATIMP
- Persistence of CD19CAR T-cells in peripheral blood
- Incidence and duration of hypogammaglobulinaemia & B-cell aplasia
- Relapse rate, disease-free, overall survival, 1 & 2 years

Exclusion

- CD19 negative disease
- Overt CNS involvement/isolated extramedullary disease
- Active hepatitis B, C or HIV infection
- Stem Cell Transplant patients only: no active GVHD
- Significant neurotoxicity following blinatumomab

No exclusion for prior blinatumomab or inotuzumab ozogamicin

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100% of successful harvests result in a QP released product Semi-automated closed manufacturing process was used in 18/24 products Advantages of closed process includes: rapid, standardised manufacture trend towards lower exhaustion markers enrichment for Tcm and Tnaive CAR+ cells (47%) Mean transduction efficiency 66.5% Range 50-83% ALLCAR19 Manufacturing: Product characteristics & feasibility Registered n = 26 1 progressed pre-harvest Enrolled/Leucapheresed n = 25 1 failed harvest Manufactured n = 24 4 died of PD or infection in bridging Treated n = 20

20 patients have been infused (data cut off 12-Nov-2020) Patient Characteristics: Treated (n=20) Baseline Characteristics N=20 (%) Median age, years (range) 43 (18-62) Gender 13M/7F Chromosomal/Molecular status Ph+ (bcr-abl) MLL Other Normal Failed 6 (30%) 1 (5%) 8 (40%) 4 (20%) 1 (5%) Prior lines of treatment Median (range) Prior Inotuzumab Prior Blinatumomab Prior allo-HSCT - sibling/haplo/VUD 3 (2-6) 10 (50%) 5 (25%) 13 (65%) 4p/1p/8p Leukemia Burden Prior to Lymphodepletion N=20 (%) Morphological disease ≤ 5% blasts 5 - 49% blasts ≥ 50% blasts 7 (35%) 4 (20%) 9 (45%) CNS status at registration CNS 1 CNS II – III Other extranodal sites 0 (0%) 0 (0%) 3 (16%)

* Mueller, KT et. al. Blood 130(21) 2017 AUTO1 Pharmacokinetics: Expansion and persistence by qPCR M12 ALLCAR19 qPCR PK all patients (n = 19) *Mueller 2017 (responders) AUC DO-28 (Geometric Mean) (Copies/ꙡg x days) 750 320 342 732 Half life (Median Days) 17 (Range 11-29) 14.2 Max CART T Level (Geometric Mean) (Copies/ꙡg) 117 670 47 988 T (Cmax) (Median Days) 14 (Range 7-21)

CRS All patients who developed Grade 2 CRS had high burden B-ALL Tocilizumab was used in 7/20 patients (35%) Neurotoxicity (ICANS) ≥ Grade 2 ICANS was reported in 4/20 patients: all had ≥ 50% blasts; all cases were preceded by CRS 3/4 cases resolved to G1 in <24h with steroids, 1/4 cases resolved to G1 in 72h with steroids ≥ Grade 3 neutropenia: Pre-dated treatment in 7/20 patients At Day 28, 8/17 evaluable patients had ≥ Grade 3 neutropenia with most resolving by Month 2/3 7/20 patients died on study: 2/20 died from progressive B-ALL 1/20 died post-progression from allo-transplant-related complications (VOD/sepsis) 4/20 from infection: 2/4 before D28 (sepsis; invasive fungal); 1/4 at M6 in CR (MDR-pseudomonas in blood); 1/4 at M3 of COVID-19 Safety Profile # Immune Effector Cell Associated Neurotoxicity Syndrome CRS & NT will be graded using the ASTCT/ASBMT Consensus Grading (Lee et al. 2019) CRS (Lee Criteria) Neurotoxicity (ICANS#) ≥ Grade 3 Cytopenia Day -6 At Day 28 CRS (any) in 10/20 Grade 2 in 7/20 ≥ Grade 3 CRS in 0/20 ICANS (any) in 4/20 Grade 2 in 1/20 Grade 3 in 3/20 ≥ Grade 3 Neutropenia 7/20 8/17

Efficacy & Duration MRD < 10-4 by PCR or < 5 x 10-4 based on limits of detection of assay Data Cut-off 12-Nov-2020, Evaluable = All patients with at least M1 follow-up or death prior to Month 1 21 Closed Process Open Process CD19 -ve Relapse Not Evaluable Allogenic BMT Death Complete Remission MRD negative CR (PCR/Flow) Ongoing Disease CD19 +ve Relapse Patient ID Duration (months) Median follow-up 16.9 months (range 0.6 – 30.5 m) 3 0 6 9 12 15 18 ALL-01 ALL-02 ALL-03 ALL-05 ALL-06 ALL-07 ALL-09 ALL-11 ALL-12 ALL-13 ALL-14 ALL-15 ALL-16 ALL-17 ALL-18 ALL-19 24 27 ALL-20 ALL-22 ALL-24 30 33 ALL-29

AUTO1: Efficacy Overview N = All patients with at least M1 follow-up or RIP prior to Month 1. Event = death or morphological relapse. DOR, EFS and OS data are preliminary considering the small n   All patients Est [95% CI] Closed process Est [95% CI] N * 19 13 ORR 84% 92% MRD Neg CR 84% 92% DOR Median Not reached Not reached 6 months 81% [52%, 94%] 83% [48%, 96%] 12 months 68% [39%, 85%] 65% [31%, 85%] EFS Median Not reached Not reached 6 months 69% [43%, 85%] 85% [52%, 96%] 12 months 52% [28%, 71%] 60% [29%, 81%] OS Median Not reached Not reached 6 months 68% [43%, 84%] 85% [51%, 96%] 12 months 63% [37%, 80%] 76% [43%, 92%]

ALLCAR19 Study: Extending eligibility to Indolent NHL, HG-NHL and CLL relapsed/refractory (r/r) Follicular Lymphoma r/r Mantle Cell Lymphoma r/r Marginal Zone Lymphoma ≥2 prior lines of therapy including Rituximab and anthracycline Cohort 1: Indolent B-NHL (Dose = 200 million CD19 CAR T-cells) r/r DLBCL, PMBCL, transformed FL not Richter’s transformation ≥2 prior lines of therapy including Rituximab and anthracycline Cohort 2: High grade B-NHL (Dose = 200 million CD19 CAR T-cells + Pembrolizumab) r/r CLL/SLL ≥2 prior lines of therapy including Ibrutinib/BTKi Cohort 3: CLL/SLL (Dose = 230 million CD19 CAR T-cells/ split dose)

ALLCAR19 Study: N=6 products QP released Semi-automated, closed manufacturing Tcm/Tnaive CAR+ (36%) Transduction efficiency (mean 76%) Cohort 1:Indolent NHL- products and demographics Baseline Characteristics N=8 (%) Median age, years (range) 57 (39 - 68) Gender 6M/2F Histological diagnoses MCL FL 2 (25%) 6 (75%) Disease Stage Stage I/II Stage III/IV 0 (0) 8 (100%) Prior lines of treatment Median (range) Prior ASCT Prior allo-HSCT - sibling/haplo/VUD 3 (2-4) 4 (50%) 1 (12.5%) 0p/0p/1p 4 patients have been infused (data cut off 12-Nov-2020) Registered n = 8 Enrolled/Leucapheresed n = 8 2 currently in manufacture Manufactured n = 6 2 pending infusion Treated n = 4

ALLCAR19 Study: Cohort 1:Indolent NHL- toxicity, responses, engraftment Engraftment Toxicity Responses based on Lugano Criteria and IHC (CD20) N = 4 CRS Any grade ≥ Grade 2 3/4 0/4 Neurotoxicity (ICANS) Any grade 0/4 ≥ Grade 3 Neutropenia Day -6 Day 28 0/4 0/4 MONTH 1 PRE-LD N = 4 CMR 4/4 PR 0/4 SD 0/4 PD 0/4 Serial LN Biopsies, CD20 by IHC, Dr Teresa Marafioti, UCL

Tolerable Safety Profile was observed: Despite high disease burden and despite heavily pre-treated patient population on study No Grade 3 CRS was observed Only 3/20 patients developed Grade 3 ICANS (rapid resolution with steroids) Robust expansion and prolonged CAR persistence was observed Efficacy in adult r/r ALL: MRD negative CR was achieved in 16/19 (84%) patients at 1 month EFS at 6 and 12 months is 69% and 52% respectively, in all treated patients Responses are durable and ongoing CRs observed beyond 24 months, supporting the development of AUTO1 as a stand-alone therapy Promising early activity and safety has been observed in indolent NHL AUTO1: Conclusions Data cut off 12-Nov-2020 Global Phase Ib/II AUTO1 study in r/r ALL has started

Commercial Opportunity – Adult ALL Brent Rice Vice President, Chief Commercial Officer, US

No approved CAR T therapy for adult ALL patients Transformative therapy needed to address high unmet need despite current SOC *SEER and EUCAN estimates (respectively) for US and EU epi Combination chemotherapy enables 90% of adult ALL patients to experience CR, but only 30% to 40% will achieve long-term remission Median overall survival is < 1 year in r/r ALL Only redirected T cell therapy approved for adults generally is blinatumomab CAR T therapies are highly active, but no clear sense of durability without subsequent allograft Patients are generally more fragile, more co-morbidities, yet CAR T toxicities in this setting have been notable with high incidences of severe CRS and cases of fatal neurotoxicity Opportunity to conduct further clinical study for second line treatment label increasing addressable patient population FDA granted AUTO1 orphan drug designation for ALL

Key Features of a Successful Therapy for Adult ALL Adult ALL Challenge Product Property CAR T Feature Fast proliferating disease Very high level of anti-leukemic activity Rapid CAR T mediated kill and high level of CAR T expansion Almost stem cell like nature of leukemic cells Sustain long term pressure on leukemia Long CAR T persistence Poor patient condition Good tolerability Minimize high grade CRS and NT

1AUTO1 Standard of Care All patients 2Blinatumumab 3Inotuzumab Patient Numbers 19 271 218 CR Rate 84% 44% 80.7% EFS 6m (EFS 12m) 69% (52%) 31% mPFS 5m CRS ≥ Grade 3† 0% 3% 0% Neurotox ≥ Grade 3† 15%* 13% 0% Other notable toxicities 14% Hepatic VoD * Observed in patients with > 50% tumor burden 1. Roddie et al., ASH 2020 2. Kantarjian et al., 2017 3. Kantarjian et al., 2016 Approximately 50% of blinatumumab and inotuzumab patients received subsequent HSCT Veno-Occlusive Disease (VoD) during treatment and following subsequent HSCT, with the latter causing a higher post-HSCT non-relapse mortality rate, has limited inotuzumab uptake AUTO1 holds promise for patients as potential Standalone Therapy A cross study comparison of AUTO1 vs Standard of Care †20 patients evaluable for safety

Adult ALL is a promising commercial opportunity with limited competition R/R adult ALL is three times the size of r/r pediatric ALL Source: DRG AUTO 1 r/r Adult ALL r/r Pediatric ALL Projected R/R patients in US & EU ~3,000 addressable patient population in last line setting Projected R/R patients in US & EU ~1,000 addressable patient population in last line setting Additional potential for AUTO1 to move to 1st and 2nd lines

Capitalizing on the unique profile of AUTO1 in Adult ALL

Exploration of AUTO1 activity in additional B-Cell malignancies

PRODUCT	INDICATION	TARGET	Phase 1	Pivotal
AUTO1	Adult ALL	CD19	ALLCAR19	AUTO1-AL1
AUTO1	iNHL & CLL	CD19	ALLCAR19 ext.	
AUTO1	Primary CNS Lymphoma*	CD19	CAROUSEL	
AUTO1/22	Pediatric ALL	CD19 & CD22	CARPALL ext.	

*Primary CNS lymphoma annual incidence approx. 1400 cases in the US . Reference: Keva Green; Jeffery P. Hogg https://www.ncbi.nlm.nih.gov/books/NBK545145/.

Autolus

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AUTO1 is designed for potential Best-In-Class Efficacy and Safety Novel CD19 CAR designed for use as a stand-alone curative therapy Potential transformative clinical profile with high rates of durable complete responses Highly differentiated clinical profile with potential for hospital outpatient treatment in Academic and Non-Academic Transplant Centers Differentiated product profile should open access to larger market opportunity, potential to reduce burden on healthcare resources and patients Opportunity to pursue in earlier lines of therapy and indications outside of adult ALL Novel construct for durable responses without allo-transplant and absence of severe CRS

Summary and Next Steps Dr. Christian Itin Chairman and CEO

Summary of AUTO1 and AUTO3 Clinical Programs AUTO1 High level of sustained CRs, durability of remissions highly encouraging Well tolerated, despite high disease burden and heavy pre-treatment of the patients in this study Currently enrolling Autolus’ first Ph1b / 2 pivotal program with data planned in 2022 Adult ALL is an attractive commercial opportunity; initial target population is 3,000 patients in last line alone ALLCAR study extension in iNHL and CLL ongoing Opportunity to develop AUTO1 in Primary CNS Lymphoma, study start planned for Q1 2021 AUTO3 AUTO3 continues to show a differentiated product profile supporting possible out-patient administration Complete response rates are consistently high across all dose levels, data point to a potential to further improve on clinical outcome Assessing a development strategy that potentially optimizes the development path in r/r DLBCL Plan to update on next steps in Q1 2021

Multiple clinical milestones planned through Q4 2020 / 2021

PRODUCT	INDICATION	TARGET	EVENT
AUTO1	Adult ALL	CD19	Ph1 long-term follow up, AL-1 data in 2022
AUTO1/22	Pediatric ALL	CD19 & CD22	Started Ph1 Q4 2020
AUTO1	PCNSL	CD19	Ph1 study start Q1 2021
AUTO3	DLBCL	CD19 & CD22	Ph1 long-term follow up, update on next steps
AUTO4	TRBC1+ Peripheral TCL	TRBC1	Ph1 interim data 2021
AUTO6NG	Neuroblastoma; Melanoma; Osteosarcoma; SCLC	GD2	Start Ph1 2021
AUTO7	Prostate Cancer	PSMA	Start Ph1 H1 2022
AUTO8	Multiple Myeloma	BCMA & CAR X	Start Ph1 study H1 2021
Allo Product	Undisclosed	Undisclosed	Start Ph1 H1 2021

Autolus B Cell Malignancies T Cell Lymphoma Solid Tumors Multiple Myeloma Allogeneic Approach

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Q&A Dr. Christian Itin (Chairman and CEO) Dr. Martin Pule (Founder and CSO) Andrew Oakley (CFO) Dr. Nushmia Khokhar (SVP, Head of Clinical Development) Dr. Robert Chen (Executive Director, AUTO3 Program) Brent Rice (VP, Chief Commercial Officer, US)

Thank you